UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated August 11, 2019, titled “ABB names Björn Rosengren as CEO”.

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ZURICH, SWITZERLAND, AUGUST 11, 2019

ABB names Björn Rosengren as CEO

The Board of ABB has unanimously appointed Björn Rosengren, as Chief Executive Officer. He will join ABB on February 1, 2020 and succeed CEO, Peter Voser, in this role on March 1, 2020. At that time Peter Voser will revert to his position at ABB solely as Chairman of the Board.

Björn Rosengren (60), a Swedish citizen, is a highly experienced, international executive and leader of industrial businesses. He has been the CEO of Sandvik, a high-tech global engineering group, since 2015. During this time, he has overseen the successful implementation of a decentralized structure and improved both the profitability and financial strength of Sandvik. Prior to that, he was CEO of Wärtsilä Corporation, which manufactures and services power sources and other equipment for the marine and energy markets (2011-2015) and spent some thirteen years (1998-2011) in a variety of management roles at Atlas Copco, a world leading provider of sustainable productivity solutions.

“The Board is pleased that Björn Rosengren will be taking the lead at ABB, bringing with him a proven track record of value creation and exactly the managerial skills ABB needs during the next stage of its transformation,” said ABB Chairman and current CEO, Peter Voser. “After undertaking a thorough search, the Board is convinced that Björn Rosengren is the best candidate for the role. He understands how to establish successful decentralized organizations, empower people and demonstrates the culture of cooperation and high performance. Together with our strong management team, he will drive ABB’s strategy and deliver long-term value to all our stakeholders.”

CEO-designate, Björn Rosengren, said: “I am honored to have the opportunity to join ABB, a truly global technology leader, after I have completed my current commitments. At such a pivotal time for manufacturing industries, ABB must continue to best serve the needs of global customers with a unique technology and digital solutions portfolio to help enhance their productivity. I look forward to working with my new colleagues around the globe to enhance value through the delivery of the group strategy and fully empowering our businesses and people.”

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader with a comprehensive offering for digital industries. With a history of innovation spanning more than 130 years, ABB is today a leader in digital industries with four customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by its common ABB Ability™ digital platform. ABB’s market leading Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 147,000 employees. www.abb.com

This information is information that ABB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out below, at 23:30 CEST on August 11, 2019.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Jessica Mitchell Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB NAMES BJÖRN ROSENGREN AS CEO	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 12, 2019.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: August 12, 2019.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance